UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

          Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
Petsec Energy Ltd
ACN 000 602 700
Appendix 4D &
Condensed Consolidated Interim Financial Statements
For the period ended 30 June 2006
(Current period: Six months ended 30 June 2006; previous corresponding period: Six months ended 30 June 2005)
Results for announcement to the market — Presented in United States dollars
Five discoveries from six wells drilled in the Gulf of Mexico, USA and Beibu Gulf, China, in the six months to June, have increased Petsec’s estimated recoverable reserves at 30 June 2006 to 65 Bcfe, an increase of 70% over the 2005 end of year reserves.
Net revenues of US$33.9 million were 7.3% higher than the corresponding half of 2005 and before tax net profit was US$9.6 million, up 33.3% on the previous year.
Highlights
▪	Net revenues after royalties of US$33.9 million from net production of 4.6 billion cubic feet of gas equivalent (“Bcfe”) at an average price received of US$7.33 per thousand cubic feet of gas equivalent (“Mcfe”).

▪	EBITDAX of US$27.7 million, representing a cash operating profit margin of US$5.99 per Mcfe.

▪	Net operating cash flows of US$26.6 million, net cash invested in exploration and production development activities of US$32.9 million and net cash proceeds from issues of share capital of US$21.9 million.

▪	Cash at balance date of US$25.7 million.

▪	Profit of US$9.6 million before tax, and US$6.5 million after tax or 5.0 US cents per share, after expensing US$7.9 million in relation to the Vermilion 257 B-2 well dry hole.

	Six months	Six months	Increase/
	ended	Ended	(decrease)
Table	30 Jun 2006	30 Jun 2005%
Net production (MMcfe)	4,624	4,637	-0.3%

Results in US$
Net revenues after royalties (US$m)	33.9	31.6	7.3%
EBITDAX (US$m) [1]	27.7	27.8	-0.4%

Net profit before tax (US$m)	9.6	7.2	33.3%

	Six months	Six months	Increase/
	ended	Ended	(decrease)
Table	30 Jun 2006	30 Jun 2005%
Net profit after tax (US$m)	6.5	7.7	-15.1%

Basic earnings per share (US cents)	5.0	6.4

USD/AUD average exchange rate	0.7432	0.7731

Results in A$
Net revenues after royalties (A$m)	45.6	40.9	11.5%
EBITDAX (A$m) [1]	37.3	36.0	3.6%

Net profit before tax (A$m)	12.9	9.3	38.7%
Net profit after tax(A$m)	8.7	10.0	-13.0%

Basic earnings per share (AUD cents)	6.7	8.3

1	Earnings before interest (financial income and expense), tax, depreciation, depletion, amortisation, rehabilitation and exploration (including dry hole, impairment and abandonment expense).
Commentary on results for announcement
General
The Appendix 4D results for announcement and the accompanying condensed consolidated interim financial statements are prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) and are presented in United States dollars.

	Six months	Six months	Increase/
	ended	Ended	(decrease)
Table	30 Jun 2006	30 Jun 2005%
Net Production (MMcfe)	4,624	4,637	-0.3%

Unit revenue/cost analysis per Mcfe (US$)
Average net sales price/Mcfe (US$)	7.33	6.82	7.5%
Other revenue/Mcfe (US$)	0.05	0.05
Lease operating expense (incl. production taxes)/Mcfe (US$)	(0.48)	(0.25)	92.0%
Geological, geophysical and administrative expenses/Mcfe (US$)	(0.91)	(0.62)	46.8%
EBITDAX/Mcfe (US$)	5.99	6.00	-0.2%

Depreciation, depletion, amortisation (incl. rehabilitation)/Mcfe (US$)	(2.25)	(2.64)	-14.8%
Production/Prices
Production for the current period of 4.6 Bcfe was in line with that of the previous corresponding period. The commencement of production from three initial wells at the Main Pass 19 field in January 2006 and three additional wells at Main Pass 19, brought into production in May 2006, offset a decline in production from the West Cameron 343/352 and Vermilion 258 fields.
Gas Prices
Gas prices received averaged US$7.33/Mcfe representing an increase of 7.5% on the previous corresponding period price of US$6.82/Mcfe. The current Henry Hub spot price is approximately [US$6.82/Mcf] and the NYMEX 12-month Henry Hub futures strip price is trading at approximately [US$9.07/Mcf].

Revenues
Net revenues after royalties of US$33.9 million for the current period were 7.3% higher than for the previous corresponding period (US$31.6 million), closely reflecting the higher gas prices received.
Royalties paid
Royalties paid of US$1.8 million for the current period were 65.7% higher than for the previous corresponding period (US$1.1 million) primarily due to six wells being brought into production at the Main Pass 19 field.
Royalties paid in respect of the Vermilion 258 & West Cameron 343/352 fields are accounted for differently as the Minerals Management Services (“MMS”) takes its share of production (16.7%) prior to the oil and natural gas entering the sales line. The subsequent effect on the income statement is that the consolidated entity’s net share of production from the Vermilion 258 field is recorded directly as revenue and no associated royalty expense is recognised.
EBIT (Earning before interest and tax)
EBIT of US$9.3 million was achieved after lease operating costs of US$2.2 million (US$0.48/Mcfe), geological, geophysical and administrative expenses of US$4.2 million (US$0.91/Mcfe), depreciation, depletion and amortisation (“D, D&A”) of US$10.4 million (US$2.25/Mcfe) and dry hole, impairment and abandonment expense of US$7.9 million.
Profit
Profit before tax was US$9.6 million and after tax US$6.5 million. This compares to US$7.2m and US$7.7m, respectively, in the previous corresponding period.
The current period profit before tax, represents a 33.3% increase over the previous corresponding period, and is largely attributable to higher gas prices received, lower dry hole costs, and lower DD&A, offset by increases in lease operating and geological, geophysical and administration expenditures.
Income tax expense rose to US$3.1 million compared to an income tax benefit of US$0.5 million for the previous corresponding period, however due to utilisation of carryforward U.S. tax losses, actual tax paid during the current period was only US$0.2 million. The net tax benefit in the previous corresponding period resulted from the recognition of US$3.2 million in respect of carryforward U.S. tax losses previously not brought to account. As a result of the higher tax expense, net profit after tax of US$6.5 million was 15.1% lower than the previous corresponding period.
Dividend
Petsec does not propose the payment of a dividend in respect of the half-year ended 30 June 2006.
Cash flow
Net operating cash flow of US$26.6 million represents an increase of 9.5% on 2005 reflecting higher gas prices received.
Capital Expenditures
In the first half of 2006, US$32.9 million was invested in exploration, evaluation and development expenditure.
During this period, the Company:
•	Completed the drilling of a further four successful wells on the Main Pass 19/18 leases discovering net reserves of the order of 21 Bcfe, 17.8 Bcfe of which were additions in the 2006 year. Three of the four wells were subsequently completed and brought into production in May 2006.

•	Acquired the Main Pass 7, Main Pass 91, Vermilion 41 and Vermilion 148 leases at the March 2006 MMS lease sale (100% working interest; 83.33% net revenue interest).

The new Main Pass leases are immediately to the north of the Company’s recent oil and gas discovery on the Main Pass 18 lease and the new Vermilion leases are located approximately 35 miles and 65 miles to the north of the Company’s Vermilion 258 gas field.

•	Made a substantial oil discovery in China during May 2006. The 6.12/6.12 South discovery is estimated to contain 60-100 million bbls oil in place and recoveries are expected to be >40%. The Wei 6-12 South 1 well was immediately appraised by production testing (5750 bopd on test ) and two sidetrack wells. Petsec’s share of estimated recoverable reserves is believed to be significantly in excess of 2.5 million barrels of oil (final estimate is subject to further evaluation).

•	Evaluated the 3D seismic survey acquired by the Company over the St James Parish, onshore Louisiana (Moonshine Project). A number of prospects have been identified and preparations are underway to commence drilling in October.

•	Completed the refurbishment and installation of a platform jacket at Vermilion 257.

•	Drilled one well on the Vermilion 257 lease which reached total depth subsequent to report date and was found not to contain commercial hydrocarbons.
Cash on Hand
Cash on hand at the end of the period was US$25.7 million.
Estimated Recoverable Reserves (Net revenue interest)

Petsec Energy Estimates
Estimated Recoverable
Gas Equivalent Bcfe	Bcfe

USA
Reserves at 1 January 2006	31.0
Net additions in first half 2006	17.8
Revisions in first half 2006	(1.7)
Production in first half 2006	(4.6)

USA Reserves at 30 June 2006	42.5

China
Reserves at 1 January 2006 [1]	7.5
Net additions in first half 2006 [2]	> 15.0

China Reserves at 30 June 2006	> 22.5

Total Reserves at 30 June 2006	> 65.0

China – Petsec estimates for a 12.5% net revenue interest after CNOOC back-in.
1	12.8 West oil field – 1.25 million bbls recoverable i.e. equivalent to 7.5 Bcfe.

2	12.6 South 1 – preliminary estimates of discovery are greater than 2.5 million bbls recoverable, net to Petsec i.e. equivalent to 15 Bcfe. Further evaluation work is required before accurate recoverable reserve estimates can be determined.
As at 30 June 2006, the 12.8 East and 6.12.1 oil fields have potential net recoverable reserves to Petsec of approximately 1.5 — 3.125 million bbls which are subject to further feasibility studies and not included in reserves total above.

Directors Report and Condensed Consolidated Interim Financial Statements
For the period ended 30 June 2006

Contents	Page

Directors’ report	6
Condensed consolidated interim financial statements	9
This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Petsec Energy Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
PETSEC ENERGY LTD

Directors’ report
The directors present their report together with the consolidated financial report for the half-year ended 30 June 2006 and the review report thereon.
Directors
The directors of the Company at any time during or since the end of the half-year are:

Name	Period of directorship
Non-executive
Mr David A. Mortimer	Appointed in 1985
Dr Peter E. Power	Appointed in 1999

Executive
Mr Terrence N. Fern	Appointed as Director and Chief Executive Officer in 1987

Appointed Chairman in 1999
Operating results
Production for the six months ended 30 June 2006 of 4.6 Bcfe was in line with that of the previous corresponding period. Net revenues after royalties of US$33,910,000 for the current period were 7.3% higher than for the previous corresponding period (US$31,616,000), closely reflecting the higher gas prices received. The average gas prices received was US$7.33/Mcfe, representing an increase of 7.5% on the previous corresponding period price of US$6.82/Mcfe.
Profit before tax was US$9,634,000 and after tax US$6,527,000. This compares to US$7,227,000 and US$7,684,000, respectively, in the previous corresponding period. The current period profit before tax, represents a 33.3% increase over the previous corresponding period, and is largely attributable to higher gas prices received and lower DD&A offset by increases in lease operating and geological, geophysical and administration expenditures.
The profit result was achieved after expensing dry hole, impairment and abandonment costs of US$7,910,000 incurred in the six months ended 30 June 2006 primarily in relation to the Vermilion 257 well which failed to discover commercial hydrocarbons. Current period profit after tax is 15.1% lower than the previous corresponding period primarily due to the recognition of a tax benefit of US$3,241,000 in the comparative period in respect of U.S. tax loss carryforwards previously not brought to account.
Cash flow
Net operating cash flow of US$26,572,000 represents an increase of 9.5% on 2005 reflecting higher gas prices received.
Cash on hand at the end of the half year was US$25,672,000.
PETSEC ENERGY LTD

Directors’ report (continued)
Review of operations
During the period, the consolidated entity continued its oil and gas exploration and production activities in the Gulf of Mexico region of the USA, and in Beibu Gulf, off the southern coast of China. In the first half of 2006, US$32,909,000 was invested in exploration, evaluation and development activities.
Gulf of Mexico – USA
Production
Production for the current period of 4.6 Bcfe was in line with that of the previous corresponding period. The commencement of production from three initial wells at the Main Pass 19 field in January 2006 and three additional wells at Main Pass 19, brought into production in May 2006, offset a natural decline in production from the West Cameron 343/352 and Vermilion 258 fields.
Exploration
During the half-year, four successful wells were drilled on the Main Pass 19/18 leases in the Gulf of Mexico, offshore USA discovering 21 Bcfe and giving net reserve additions of 17.8 Bcfe for 2006. A well drilled on the Vermilion 257 lease in June 2006 failed to discover commercial hydrocarbons and was subsequently plugged and abandoned in July.
Lease Acquisitions
During the period, the consolidated entity acquired four new Gulf of Mexico leases, the Main Pass 7, Main Pass 91, Vermilion 41 and Vermilion 148 leases (100% working interest; 83.33% net revenue interest), following its successful bids at the March 2006 MMS lease sale in Louisiana, USA.
China, Beibu Gulf
Exploration
The consolidated entity participated in a substantial oil discovery in China during May 2006 by the Wei 6-12 South 1 well. This was immediately followed by an appraisal programme which comprised production testing (5750 bopd on test) and two sidetrack wells. Estimated oil in place ranges from 60 to 100 million barrels and recovery >40%. Petsec’s net recovery is >2.5 million barrels.
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001
The lead auditor’s independence declaration is set out on page 8 and forms part of the directors’ report for the half-year ended 30 June 2006.
Rounding off
The entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.
Signed in accordance with a resolution of the directors.
T. N. Fern
Director
Dated: 30 August 2006
PETSEC ENERGY LTD

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Petsec Energy Ltd
I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 30 June 2006 there have been:
1	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

2	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG	Nicola Davis
Partner

Sydney, 30 August 2006
PETSEC ENERGY LTD

Condensed consolidated interim income statement
For the six months ended 30 June 2006

		Six months to
		30 June	30 June
		2006	2005
	Notes	US$’000	US$’000

Revenues from sale of oil & gas and royalties		35,700	32,696
Royalties paid		(1,790)	(1,080)

Net revenues after royalties		33,910	31,616

Other income and expenses		220	225
Lease operating expenses		(2,220)	(1,150)
Geological, geophysical and administrative expenses		(4,196)	(2,867)

EBITDAX [1]		27,714	27,824
Depreciation, depletion, amortisation and rehabilitation		(10,383)	(12,255)
Exploration expenditure		(144)	—
Dry hole, impairment and abandonment expense	5	(7,910)	(8,421)

EBIT [2]		9,277	7,148

Financial income		509	145
Financial expenses		(152)	(66)

Net financial income		357	79

Net profit before tax		9,634	7,227
Income tax (expense) benefit	6	(3,107)	457

Net profit for the period		6,527	7,684

		US	US
		Cents	Cents

Basic earnings per share	7	5.0	6.4

Diluted earnings per share	7	4.9	6.3

1	Earnings before interest (financial income and expense), tax, depreciation, depletion, amortisation, rehabilitation and exploration (including dry hole, impairment and abandonment expense).
2	Earning before interest (financial income and expense) and tax.
The income statement is to be read in conjunction with the notes to the condensed consolidated interim financial report set out on pages 13 to 22.
PETSEC ENERGY LTD

Condensed consolidated interim statement of recognised income and expense
For the six months ended 30 June 2006

		Six months to
		30 June	30 June
		2006	2005
	Notes	US$’000	US$’000

Foreign exchange translation differences	8	300	(22)
Cash flow hedges, net of tax	8	5,292	(1,603)
Available-for-sale financial asset	8	—	(51)

Net income (loss) recognised directly in equity		5,592	(1,676)

Net profit for the period	8	6,527	7,684

Total recognised income and expense for the period	8	12,119	6,008

Impact of change in accounting policy on reserves at beginning of period (AASB 139 – cash flow hedge reserve and financial asset reserve)	3	—	881

Other movements in equity arising from transactions with owners are set out in note 8.
The statement of recognised income and expense is to be read in conjunction with the notes to the condensed consolidated interim financial report set out on pages 13 to 22.
PETSEC ENERGY LTD

Condensed consolidated interim balance sheet
As at 30 June 2006

		30 Jun 2006	31 Dec 2005
	Notes	US$’000	US$’000

ASSETS
Current assets
Cash and cash equivalents		25,672	10,138
Trade receivables		7,275	11,250
Other receivables and margin deposits		38	2,111
Fair value of derivative financial instruments		1,625	—
Prepayments		4,045	1,460

Total current assets		38,655	24,959

Non-current assets
Other investments		469	417
Property, plant and equipment		109	122
Exploration, evaluation and development expenditure — Tangible		61,560	43,846
Exploration and evaluation expenditure – Intangible		13,338	11,650
Intangible assets – Software		45	54
Deferred tax assets		4,427	10,183
Other financial assets		25	5

Total non-current assets		79,973	66,277

Total assets		118,628	91,236

LIABILITIES
Current liabilities
Trade payables		5,292	7,063
Accrued liabilities		14,625	17,721
Interest-bearing loans and borrowings		2,812	—
Employee benefits provision		18	22
Fair value of derivative financial instruments		—	6,681

Total current liabilities		22,747	31,487

Non-current liabilities
Employee benefits provision		243	239
Rehabilitation provision		3,269	1,305

Total non-current liabilities		3,512	1,544

Total liabilities		26,259	33,031

Net assets		92,369	58,205

EQUITY
Issued capital		138,974	116,724
Reserves		826	(4,561)
Accumulated losses		(47,431)	(53,958)

Total equity	8	92,369	58,205

PETSEC ENERGY LTD

The balance sheet is to be read in conjunction with the notes to the condensed consolidated interim financial report set out on pages 13 to 22.
PETSEC ENERGY LTD

Condensed consolidated interim statement of cash flows
For the six months ended 30 June 2006

	Six months to
	30 June	30 June
	2006	2005
	US$’000	US$’000

Cash flows from operating activities
Cash receipts from customers	34,116	33,001
Cash payments to suppliers and employees	(7,790)	(8,814)
Interest received	509	146
Dividend received	—	62
Interest paid	(63)	(23)
Income taxes paid	(200)	(100)

Net cash from operating activities	26,572	24,272

Cash flows from investing activities
Payments for property, plant and equipment	(25)	(12)
Payments for exploration, evaluation and development expenditure	(32,909)	(18,418)
Payments for investments	(48)	—
Distributions from investments	—	93

Net cash used in investing activities	(32,982)	(18,337)

Cash flows from financing activities
Proceeds on share-options exercised by employees	150	161
Proceeds from issue of share capital	21,783	—

Net cash from financing activities	21,933	161

Net increase in cash and cash equivalents	15,523	6,096
Cash and cash equivalents at 1 January	10,138	9,517
Effects of exchange rate changes on cash held	11	(43)

Cash and cash equivalents at 30 June	25,672	15,570

The statement of cash flows is to be read in conjunction with the notes to the condensed consolidated interim financial report set out on pages 13 to 22.
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements
For the six months ended 30 June 2006
1. Reporting entity
Petsec Energy Ltd (the “Company”) is a company domiciled in Australia. The condensed consolidated interim financial report of the Company as at and for the six months ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the “consolidated entity”).
The consolidated annual financial report of the consolidated entity as at and for the year ended 31 December 2005 is available upon request from the Company’s registered office at Level 13, 1 Alfred St, Sydney NSW 2000 or at http://www.petsec.com.au.
The financial report is presented in United States dollars which is the consolidated entity’s choice of presentation currency.
2. Statement of compliance
The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001.
The condensed consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 31 December 2005.
This condensed consolidated interim financial report was approved by the Board of Directors on 30 August 2006.
The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.
3. Significant accounting policies
Unless otherwise stated, the accounting policies applied by the consolidated entity in this condensed consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 31 December 2005.
The consolidated entity adopted AASB 139: Financial Instruments: Recognition and Measurement on 1 January 2005 (the beginning of the comparative period presented). The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale financial assets and all derivative financial instruments as assets or liabilities at fair value. This change in accounting policy was accounted for by decreasing the opening equity reserves at 1 January 2005 by $881,000, net of tax.
4. Estimates
The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing this condensed consolidated interim financial report, the significant judgements made by management in applying the consolidated entity’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 31 December 2005.
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
5. Dry hole, impairment and abandonment expense
During the six months ended 30 June 2006, the consolidated entity incurred and expensed US$7,898,000 (including US$1,000,000 in estimated plug and abandonment liability) in relation to the Vermilion 257 B-2 well in the Gulf of Mexico, USA. The well commenced drilling on 16 June 2006 and reached total depth on 19 July 2006, intersecting the two target sands at the depth and with the thickness as expected, but did not contain commercial hydrocarbons. The well was subsequently plugged and abandoned.
The total estimated dry hole costs incurred in relation to the Vermilion 257 B-2 well is approximately US$10,200,000 (an estimated US$2,302,000 of which was incurred and is expected to be expensed subsequent to 30 June 2006). The consolidated entity has retained a carrying value of US$3,580,000 in respect of the Vermilion 257 area of interest, mainly relating to the cost of the lease and jacket, on the basis that there are further prospects on the lease block that the consolidated entity is currently evaluating and expects to drill in the future.
During the previous corresponding half-year period ending 30 June 2005, the consolidated entity expensed all costs of US$8,421,000 incurred in respect of its share of the Price Lake field, onshore Louisiana (final costs relating to the field of US$12,000 were expensed during the six months ended 30 June 2006). The reserves discovered proved to be uneconomic and were determined to be dry holes. The consolidated entity has relinquished its entire 25% interest in the joint operating arrangement.
6. Income tax expense
The consolidated entity’s consolidated effective tax rate for the six months ended 30 June 2006 was approximately 32 percent compared to approximately zero percent for the comparative period. This change in effective tax rate was caused mainly by the recognition of previously unrecognised U.S. tax loss carry forwards of US$3,241,000 brought to account in the previous corresponding period as management considered it probable that future taxable profits will be available against which they can be utilised.
7. Earnings per share
The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.
An additional 2,367,500 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.
During the half year, 1,367,000 options were granted, 675,000 options were exercised and converted to ordinary shares and 76,000 options were cancelled.
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
7. Earnings per share (continued)
Basic earnings per share
The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of US$6,527,000 (2005: US$7,684,000) and a weighted average number of ordinary shares outstanding during the half-year ended 30 June 2006 of 131,670,000 (2005: 119,416,000), calculated as follows:
Profit attributable to ordinary shareholders

	Consolidated
	2006	2005
	US$’000	US$’000

Profit for the period	6,527	7,684

Weighted average number of shares (basic)

	Consolidated
In thousands of shares	2006	2005

Issued ordinary shares at 1 January	121,389	105,736
Effect of shares issued during the half-year	10,281	13,680

Weighted average number of ordinary shares at 30 June	131,670	119,416

Weighted average number of shares (diluted)

	Consolidated
In thousands of shares	2006	2005

Weighted average number of ordinary shares (basic) at 30 June	131,670	119,416
Effect of share options on issue	774	1,919

Weighted average number of ordinary shares (diluted) at 30 June	132,444	121,335

Earnings per share

	Consolidated
In USD cents	2006	2005

Basic earnings per share	5.0	6.4

Diluted earnings per share	4.9	6.3

PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
8. Capital and reserves
Reconciliation of movements in equity

		Trans-	Cash flow	Financial	Share-based
	Share	lation	hedge	asset	comp-	Accumulated	Total
	capital	reserve	reserve	reserve	ensation	losses	equity
In thousands of USD	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2005	116,193	(555)	—	—	292	(63,465)	52,465
Change of accounting policy of AASB 139, net of taxes (see note 3)	—	—	851	30	—	—	881
Total recognised income and expense	—	(22)	(1,603)	(51)	—	7,684	6,008
Share options exercised by employees	161	—	—	—	—	—	161
Share-based payments expense	—	—	—	—	47	—	47

Balance at 30 June 2005	116,354	(577)	(752)	(21)	339	(55,781)	59,562

Balance at 1 January 2006	116,724	(653)	(4,284)	—	376	(53,958)	58,205
Total recognised income and expense	—	300	5,292	—	—	6,527	12,119
Share options exercised by employees	150	—	—	—	—	—	150
Vesting of share options	317	—	—	—	(317)	—	—
Share-based payments expense	—	—	—	—	112	—	112
Issue of share capital [1]	21,783	—	—	—	—	—	21,783

Balance at 30 June 2006	138,974	(353)	1,008	—	171	(47,431)	92,369

1	On 3 March 2006, the consolidated entity completed a private equity placement of 15,000,000 shares at A$2.00 per share to raise a net A$29,250,000 (net of A$750,000 equity raising costs) or US $21,783,000 to partially fund an accelerated exploration and development programme in 2006.
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
9. Share-based payments
The Employee option plan provides for employees, executives and directors to be granted options over ordinary shares at the discretion of the Nomination and Remuneration Committee. The terms and conditions of the share option programme are disclosed in the consolidated financial report as at and for the year ended 31 December 2005. During the six months ended 30 June 2006, further grants on similar terms were made to key management personnel.
The terms and conditions of the grants made during the six months ended 30 June 2006 are as follows:

	Number of	Contractual
Grant date	instruments	life of options
Option grant at 16 January 2006	125,000	4.97 years
Option grant at 1 March 2006	450,000	4.99 years
Option grant at 28 April 2006	192,000	4.96 years
Option grant at 1 June 2006	100,000	4.56 years
Option grant at 13 June 2006	500,000	5.03 years

	1,367,000

The vesting conditions for these options include six months to four years of service and satisfaction of minimum share price hurdles.
Fair value of share options and assumptions for the six months ended 30 June 2006:

Weighted average fair value at measurement date	A$0.08

Weighted average share price	A$2.49
Weighted average exercise price	A$2.48
Expected volatility (expressed as weighted average used in the modelling under Black-Scholes model)	48.1%

Expected option life (expressed as weighted average used in the modelling under Black-Scholes model)	4.1 to 4.5 years

Expected dividends	—
Risk-free interest rate (based on national government bonds)	5.11%
The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 31 December 2005.
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
10. Segment reporting
The consolidated entity comprises the following main business segments:
➢	Australia – head office activities;

➢	USA – oil and natural gas exploration, evaluation and development activities in the Gulf of Mexico and on-shore Louisiana, USA.

➢	China – oil and natural gas exploration, evaluation and development activities in the Beibu Gulf, China.
The following segment information is presented as part of the condensed consolidated interim financial statements:

	Australia		USA		China		Consolidated
	30 Jun 2006	30 Jun 2005	30 Jun 2006	30 Jun 2005	30 Jun 2006	30 Jun 2005	30 Jun 2006	30 Jun 2005
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	A$’000	US$’000

Oil & gas sales and royalties	—	—	35,700	32,696	—	—	35,700	32,696
Royalties paid	—	—	(1,790)	(1,080)	—	—	(1,790)	(1,080)

Segment net revenues after royalties	—	—	33,910	31,616	—	—	33,910	31,616

Segment net profit before tax	(701)	(752)	10,535	8,066	(200)	(87)	9,634	7,227

Income tax (expense) benefit							(3,107)	457

Net profit for the period							6,527	7,684

*	There are no inter-segment sales
PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
11. Interests in unincorporated joint operating arrangements
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s interest in the assets and liabilities in joint operating arrangements:

	As at
	30 June	31 December
	2006	2005
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure - Tangible:
Now in production at cost
- West Cameron 343	11,365	11,138
- West Cameron 352	8,166	8,073
- Main Pass 19 [1]	28,966	—
Less: accumulated amortisation	(21,362)	(17,305)

	27,135	1,906

Not in production
- Main Pass 89	19	19
- Main Pass 19 [1]	—	21,241
- Block 22/12 Beibu Gulf	6,258	1,939

	6,277	23,199

Total exploration, evaluation and development expenditure – Tangible	33,412	25,105

1	Production from three wells drilled in mid 2005 at Main Pass 19 commenced in January 2006. A further three wells were successfully drilled during first quarter 2006 and were subsequently brought into production in May 2006.

Exploration and evaluation expenditure - Intangible:
Not in production
- Main Pass 89	163	163
- Block 22/12 Beibu Gulf	896	896
- St James Parish, Onshore Louisiana	8,420	7,621

	9,479	8,680

Liabilities
Rehabilitation provision
West Cameron 343	458	238
West Cameron 352	185	86
Main Pass 19	669	421

	1,312	745

	Six months to
	30 June 2006	30 June 2005
	US$’000	US$’000

The contribution of the consolidated entity’s joint operating arrangements to EBIT:
- West Cameron 343	(179)	1,756
- West Cameron 352	201	1,786
- Block 22/12 Beibu Gulf	(200)	(337)
- Price Lake, onshore Louisiana	(29)	(8,471)

	(207)	(5,266)

PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
11. Interests in unincorporated joint operating arrangements (continued)
The principal activity of all the joint operating arrangements is oil & gas exploration. Listed below is the name of each of the joint operating arrangement and the percentage interest held in the joint operating arrangement by the consolidated entity as at and during the half year ended 30 June 2006:

	Interest	Interest
	held	held
	2006	2005

Main Pass 89	30.0%	30.0%
Main Pass 19	55.0%	55.0%
West Cameron 343	75.0% to 100%	75.0% to 100%
West Cameron 352	56.3%%	56.3%
Block 22/12 Beibu Gulf	25.0%	25.0%
Price Lake, Onshore Louisiana [2]	—	—
St James Parish, Onshore Louisiana	50.0%	50.0%

2	During the previous corresponding period, the consolidated entity expensed the total cost incurred in respect of this joint operating arrangement and relinquished its entire 25.0% interest.
12. Wholly owned area of interests
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s wholly owned area of interests:

	As at
	30 June 2006	31 December 2005
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure –Tangible
Now in production at cost
- Vermilion 258	35,641	34,400
Less: accumulated amortisation	(23,265)	(16,986)

	12,376	17,414

Not in production
- Vermilion 246	14	14
- Vermilion 257 [1]	3,065	130
- Main Pass 18 [2]	10,594	932
- Spare equipment	2,099	251

	15,772	1,327

Total exploration, evaluation and development expenditure – Tangible	28,148	18,741

PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
12. Wholly owned area of interests (continued)

	As at
	30 June	31 December
	2006	2005
	US$’000	US$’000

Assets (continued)
Exploration and evaluation expenditure – Intangible
Not in production
- Vermilion 41 [3]	405	—
- Vermilion 148 [3]	309	—
- Vermilion 246	403	378
- Vermilion 257 [1]	515	490
- Main Pass 7 [3]	848	—
- Main Pass 18 [2]	—	1,524
- Main Pass 91 [3]	776	—
- Main Pass 103	603	578

Total exploration, evaluation and development expenditure – Intangible	3,859	2,970

1	The consolidated entity constructed and set a jacket at Vermilion 257 during May 2006 in preparation for drilling a number of targets on the lease block. Drilling of the B-2 well commenced 16 June 2006 and reached total depth on 19 July 2006. The well intersected two target sands at the depth and with the thickness of sand as expected, but did not contain commercial hydrocarbons. The well was subsequently plugged and abandoned as a dry hole. The consolidated entity has expensed all costs incurred in relation to the well at 30 June 2006 of US$7,898,000 (including US$1,000,000 estimated abandonment liability). The remaining carrying value of US$3,065,000 of tangible costs relating to the cost of the jacket and US$515,000 of intangible lease costs has been retained on the basis that the consolidated entity is currently evaluating further prospects on the lease and expects to drill these in the future.

2	During the current period, the consolidated entity successfully drilled one target well on the Main Pass 18 lease as part of a four well drilling programme from the Main Pass 19 platform. All expenditures associated with the Main Pass 18 area of interest have now been reclassified to the “Exploration, evaluation and development expenditure – Tangible” asset category.

3	The consolidated entity acquired these leases at the March 2006 MMS lease sale.

Liabilities
Rehabilitation provision
- Vermilion 257 [1]	1,000	—
- Vermilion 258	854	560
- Main Pass 18	103	—

	1,957	560

	Six months
	30 June 2006	30 June 2005
	US$’000	US$’000

The contribution of the consolidated entity’s area of interests to EBIT:
- Vermilion 257 [1]	(7,898)	—
- Vermilion 258	16,433	13,946
- Main Pass 18	(7)	—

	8,528	13,946

PETSEC ENERGY LTD

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2006
13. Contingencies
In December 2005, the consolidated entity commenced a four-well drilling programme at Main Pass 19/18 from the Main Pass 19 platform. All four wells were successful and have met pre-drill expectations. Three of the four wells have been completed and brought into production. Completion of the Main Pass 18 G-6 well has been halted subject to the resolution of a dispute with a joint operating arrangement participant over the use of the Main Pass 19 facilities. Legal action has been initiated against the consolidated entity which has resulted in the granting of a preliminary injunction to prevent production of the G-6 well from the Main Pass 19 platform. The consolidated entity believes that the suit is without merit and will vigorously defend its position. The consolidated entity believes that the ultimate outcome of this matter may increase the cost of the programme but will not have a material adverse effect on our future results of operations or business.
14. Dividends
No interim dividend is to be paid on the ordinary shares (previous corresponding period: Nil). No dividend or distribution plans are currently in operation.
15. Subsequent events
In the Beibu Gulf, China, the joint operating arrangement completed an appraisal programme on the Wei 6.12 South well on 31 July 2006 consisting of production testing and two sidetrack wells following the substantial discovery of three hydrocarbon columns with total hydrocarbon pay of 95 metres, including 80.5 metres of net oil pay. The well flowed 5750 bopd on test and the second sidetrack indicated further oil potential downdip. A feasibility study on the development of this field has begun. The Wei 6-12 South 1 discovery increases the potential for success of several similar prospects mapped nearby.
In the Gulf of Mexico, USA the consolidated entity drilled the Vermilion 257 B-2 well on 16 June 2006 and reached target depth on 19 July 2006. The well intersected two target sands at the depth and with the thickness of sand as expected, but did not contain commercial hydrocarbons. The well was subsequently plugged and abandoned as a dry hole. The consolidated entity expensed all costs incurred in relation to the well at 30 June 2006 (US$7,898,000 including US$1,000,000 estimated abandonment liability) and estimates a further US$2,302,000 will be incurred and expensed during the second half of the year, bringing the total estimated cost of the well to US$10,200,000.
Subsequent to balance date, a subsidiary of the Company, Petsec Energy Inc. (“PEI”), entered into a credit agreement with a U.S. Bank, replacing the US$10,000,000 credit facility that the consolidated entity previously entered into with another U.S. Bank. The new credit agreement involves a revolving line of credit facility secured by all of PEI’s assets including a first lien mortgage, deed of trust, and assignment of production on all oil and gas assets. The facility has an initial borrowing base of US$16,000,000, including a US$6,000,000 sub-limit for non-hedging letters of credit under the borrowing base and also provides additional credit for letters of credit up to US$7,000,000, outside the borrowing base, to support commodity price hedging.
PETSEC ENERGY LTD

Directors’ Declaration
     In the opinion of the directors of Petsec Energy Ltd (“the Company”):
(1)	the financial statements and notes set out on pages 9 and 22, are in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the financial position of the consolidated entity as at 30 June 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulation 2001; and
(2)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
     Signed in accordance with a resolution of the directors:
Terrence N. Fern
Director
Sydney, 30 August 2006
PETSEC ENERGY LTD

Independent review report to the members of Petsec Energy Ltd
Scope
We have reviewed the financial report of Petsec Energy Ltd (“the Company”) for the half-year ended 30 June 2006, consisting of the condensed consolidated interim income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 15 and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company’s directors are responsible for the financial report.
We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting            and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.
Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Petsec Energy Ltd is not in accordance with:
(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and

(ii)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.

KPMG	Nicola Davis
Partner
Sydney, 30 August 2006
PETSEC ENERGY LTD

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: September 18, 2006	By:	/s/ Craig H. Jones

Craig H. Jones
Chief Financial Officer
PETSEC ENERGY LTD